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                                                                     Exhibit 3.5

                            CERTIFICATE OF AMENDMENT

                                 TO THE BYLAWS

                                       OF

                        MICROCIDE PHARMACEUTICALS, INC.

        The undersigned, being the duly acting and appointed Secretary of Microcide Pharmaceuticals, Inc., a Delaware corporation (the "Company"), hereby certifies that the Board of Directors of the Company amended Article III,
Section 3.2 of the Bylaws of the Company to read in its entirety as follows, effective as of the date set forth below:

        "3.2 THE NUMBER OF DIRECTORS

        The board of directors shall consist of eight (8) members. The number of directors may be changed by an amendment to this bylaw, duly adopted by the board of directors or by the stockholders, or by a duly adopted amendment to the certificate of incorporation; provided, however, that the number of directors may not be increased without the prior written consent of the holders of at least 75% of the outstanding shares of Series B convertible redeemable preferred stock. The directors shall be divided into three classes, with (i) the term of office of the Class I directors, which class shall consist of three directors, expiring at the 2003 annual meeting of stockholders; (ii) the term of office of the Class II directors, which class shall consist of three directors, expiring at the 2004 annual meeting of stockholders; and (iii) the term of office of the Class III directors, which class shall consist of two directors, expiring at the 2002 annual meeting of stockholders; and thereafter for each such term to expire at each third succeeding annual meeting of stockholders held after such election."

Dated: October 24, 2001



                                                    /s/ Alan C. Mendelson
                                                    ---------------------------
                                                    Alan C Mendelson, Secretary